SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2003

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado   001-13458   84-0920811
(State or other jurisdiction   (Commission File Number) (I.R.S. Employer
 of incorporation)   Identification No.)

4880 Havana Street, Denver, CO   80239
(Address of principal executive offices)   (Zip Code)
Registrant's telephone number: (303) 373-4860

Total pages: 6
Exhibit index at: 3

1

Item 7.   Financial Statements and Exhibits.

     (c)   Exhibits.   The following exhibit accompanies this Report:

          Exhibit No.   Document
               99   Press Release dated November 4, 2003
                                concerning results of operations.

Item 12.   Results of Operations and Financial Condition.

     On November 4, 2003, Scott's Liquid Gold-Inc. announced in a press
release its operating results for the third quarter of 2003 and for the nine
months ended September 30, 2003. The press release is attached as Exhibit
99.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                              SCOTT'S LIQUID GOLD-INC.
                              (Registrant)

Date: November 4, 2003   /s/ Jeffry B. Johnson
                              By: Jeffry B. Johnson
                              Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit
Number   Document
   99   Press Release dated November 4, 2003 concerning results of
                       operations.

EXHIBIT 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
REPORTS THIRD QUARTER OPERATING RESULTS

DENVER, Colorado November 4, 2003) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the third quarter and first nine months of the year 2003.

For the three months ended September 30, 2003, the Company reported a net income of $231,100, or $0.02 per share, on net sales of approximately $6 million. These results compared with net income of $871,900, or $0.09 per share, and net sales of approximately $6.2 million, in the third quarter of 2002.

For the nine months ended September 30, 2003, the Company reported a net loss of $931,700, or ($0.09) per share compared with net income of $428,600, or $0.04 per share, in the corresponding period of the previous year. Net sales totaled approximately $17.3 million in the first nine months of the current year, versus approximately $16.9 million in the year-earlier period.

"While we are disappointed to report an unprofitable nine months," commented Mark E. Goldstein, Chairman and Chief Executive Officer of Scott's Liquid Gold-Inc., "the Company did experience an overall increase in net sales and spent approximately $870,000 more on advertising in the first nine months of 2003 versus the first nine months of 2002." Mr. Goldstein also noted that the loss from operations for the first nine months of 2002 was $490,700 and that the net income for that period included revenue from a lawsuit settlement of $594,600 and a tax benefit of $483,000, compared to a loss from operations for the first nine months of 2003 of $813,300.

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care and other sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; acceptance in the marketplace of the Company's new product lines; competitive factors; continuation of the

Company's distributorship agreement with Montagne Jeunesse; the need for effective advertising of the Company's products; limited resources available for such advertising; new product introductions by others; technological changes; dependence upon third-party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental regulations; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeff Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC.
and Consolidated Subsidiaries

CONDENSED STATEMENT OF OPERATIONS (Unaudited)

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
	2003	2002	2003	2002
Net sales	$ 6,023,600	$ 6,226,900	$17,367,300	$16,912,800
Operating costs and expenses:				
Cost Of Sales	3,302,200	2,986,200	9,223,500	9,017,700
Advertising	171,100	282,600	1,671,700	804,200
Selling	1,402,900	1,431,400	4,410,300	4,201,400
General and administrative	875,400	1,190,500	2,875,100	3,380,200
	5,751,600	5,890,700	18,180,600	17,403,500
Income (loss)from operations	272,000	336,200	(813,300)	(490,700)
Interest income	12,100	6,200	46,600	42,800
Interest expense	53,000	65,100	165,000	201,100
Other revenue	-	594,600	-	594,600
	231,100	871,900	(931,700)	(54,400)
Income tax expense (benefit)	-	-	-	(483,000)
Net income (loss)	$ 231,100	$ 871,900	$ (931,700)	$ 428,600
Net income (loss) per common share:				
Basic	$ .02	$ .09	$ (.09)	$ .04
Diluted	$ .02	$ .09	$ (.09)	$ .04
Weighted average shares outstanding:				
Basic	10,187,100	10,153,100	10,164,400	10,153,100
Diluted	10,203,500	10,153,100	10,164,400	10,153,100